3710 Rawlins St, Suite 1500 Dallas, Texas 75219 Telephone: (214) 528-5588 Fax: (214) 522-9254
January 20, 2011
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hallwood Group Incorporated
Form 10-K for Fiscal Year Ended December 31, 2009,
filed March 31, 2010
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009,
filed April 8, 2010
Form 10-Qs for Fiscal Quarters Ended March 31, 2010, June 30, 2010, and September 30, 2010,
filed May 14, 2010, August 13, 2010 and November 12, 2010
File No. 1-8303
Ladies and Gentlemen:
The Hallwood Group Incorporated, a Delaware corporation (the “Company”), is responding to inquiries in the letter from the staff of the Securities and Exchange Commission (the “Commission”) to Mr. Richard Kelley, dated December 20, 2010, regarding the Company’s Form 10-K and Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009, filed March 31, 2010 and April 8, 2010, respectively (collectively referred to as “Form 10-K”), and the Form 10-Qs for the Fiscal Quarters Ended March 31, 2010, June 30, 2010, and September 30, 2010, filed May 14, 2010, August 13, 2010, and November 12, 2010, respectively (the “Form 10-Qs”).
For the convenience of the staff, we have repeated each comment prior to the response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Properties, page 11
Leased Facilities, page 11
1.	Please file the material leases discussed in this section as exhibits to your next periodic report or explain to us why it is not appropriate to do so. See Item 601(b)(10)(ii)(D) of Regulation S-K.
The Company currently has three real property leases, for its office space in Dallas, Texas (the “Dallas Lease”), office space for Brookwood’s corporate headquarters in New York (the “Brookwood Lease”) and for Brookwood Roll Goods warehouse space in California (the “Roll Goods Lease”). The previous lease for the Brookwood Laminating facility in Plainfield,

Securities and Exchange Commission
Division of Corporation Finance
January 20, 2011

Connecticut was terminated when Brookwood acquired that property in May 2010, as disclosed in the Form 10-Q for the quarter ended June 30, 2010. The Company does not believe that any of its current leases are material. The Dallas Lease requires remaining annualized lease payments through November 2012 of less than $135,000 per year. The Roll Goods lease involves annualized lease payments through April 30, 2012 of less than $100,000 per year. The Brookwood Lease involves annualized lease payments of less than $365,000 per year. Therefore, even on an aggregate basis, the lease payments required by all three of these leases amount to less than $600,000 per year, when the Company’s revenues have exceeded $132 million in each year since 2007 and its operating income has exceeded $7 million in each of those years. Therefore, the Company does not believe that any of these leases is a material contract required to be filed as an exhibit to its filings. If the Company does enter into a lease that is material in the future, it will file the lease as an exhibit.
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15
2.	Please disclose the restrictions on dividends contained in Section 1.2. of the Equity Support Agreement.
The Equity Support Agreement terminated not later than October 2009 in connection with the confirmation of Hallwood Energy’s plan of reorganization. Upon termination of the Equity Support Agreement, any restriction on the payment of dividends by the Company ended. In its future filings, the Company will clarify that the Equity Support Agreement is no longer in effect, and will remove the Equity Support Agreement as an exhibit.
Controls and Procedures, page 34
Disclosure Controls and Procedures, page 34
3.	You discuss in the last two sentences the limitations on the design of systems of controls and procedures. Please disclose, if correct, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. See Section II.F.4 of Release No. 33-8238 (August 14, 2003).
As currently written, the first sentence of this disclosure provides the conclusion of the Company’s principal executive officer and principal financial officer that the Company’s controls and procedures as of the end of the period covered by this annual report, are effective at the reasonable assurance level.
To clarify the Company’s disclosure, in future filings the Company will revise and reformat it as indicated in Attachment A, if appropriate.

Securities and Exchange Commission
Division of Corporation Finance
January 20, 2011

Exhibits 31.1 and 31.2
4.	The certifications required by Exchange Act Rule 13a-14(a) should match the form set forth in Item 601(b)(31)(i) of Regulation S-K. We note, for example, that you refer to “this annual report” instead of “this report” in paragraph 2 and “internal controls” instead of “internal control” in paragraph 5(a). Please revise the certifications to match the form set forth in Item 601(b)(31)(i) of Regulation S-K.
The Company will revise its certifications in future filings to match those set forth in Item 601(b)(31)(i) of Regulation S-K. The word “annual” will be deleted from paragraph 2 and the letter “s” will be deleted from “internal controls” in paragraph 5(a).
Form 10-K/A for Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 4
Related Party Transactions, page 11
Hallwood Investments Limited, page 11
5.	Please clarify how the office space and administrative services for which you reimburse HIL, as described in the penultimate paragraph on page 23, is different from the common office, facilities and certain staff for which HIL reimburses you, as discussed in the second paragraph on page 24.
The reimbursement to HIL referred to in the penultimate paragraph on page 23 is the Company’s reimbursement of costs incurred by HIL for office space outside the Company’s Dallas office and for administrative services in connection with HIL’s services to the Company pursuant to the financial consulting contract.
This reimbursement discussed in the second paragraph on page 24 represents costs incurred by the Company for salaries, rent and other office expenses for its Dallas-based corporate office staff. Certain individuals employed by the Company, in addition to their services provided to the Company, perform services on behalf of the HIL-related affiliates. In addition, HIL utilizes some of the office space for purposes unrelated to the Company’s business. HIL reimburses the Company for the allocated costs of these services and this office space.
The Company will modify the disclosure in its future filings to clarify the differences between the two items.

Securities and Exchange Commission
Division of Corporation Finance
January 20, 2011

Investments in Hallwood Energy, page 12
Talisman Energy Transaction in 2008, page 15
6.	Please clarify whether the farmout agreement between Hallwood Energy and FEI has been fully performed by both parties, has been terminated or remains a continuing obligation of both parties. Please also explain why the farmout agreement has not been filed as a material contract pursuant to Item 601(b)(10) of Regulation S-K. Additionally, if the farmout agreement has been terminated, please explain why a Form 8-K was not filed to announce such termination under Item 1.02 of Form 8-K, or why such termination has not been addressed in your other periodic reports filed with us. Please include in such explanations your analysis on the amount of control you had over Hallwood Energy, as control is defined in Securities Act Rule 405, during the time when the farmout agreement was executed, and if applicable, when such agreement was terminated.
The farmout agreement between Hallwood Energy and FEI was terminated prior to December 31, 2009. The exact date the agreement was terminated is the subject of the adversary proceeding in the bankruptcy court, which is fully disclosed in the Company’s periodic filings after the proceeding was initiated, but the agreement was terminated no later than the October 2009 confirmation of a plan of reorganization in the Hallwood Energy Chapter 11 proceeding.
The Company was not a party to and had no obligations under the farmout agreement; the agreement was between Hallwood Energy and FEI Shale. As disclosed in the Company’s reports filed with the Commission, the Company accounted for its investment in Hallwood Energy using the equity method of accounting and the carrying value of the Company’s investment in Hallwood Energy at all relevant times was zero.
For the reasons explained below, the Company believes that it did not control Hallwood Energy and that the farmout agreement between Hallwood Energy and FEI Shale was not a material contract required to be filed as an exhibit to the Company’s filings pursuant to Item 601(b)(10) of Regulation S-K, or the termination of which was required to be disclosed on Form 8-K.
The Company’s analysis of control under Rule 405 concluded that the Company had significant influence over the operations of Hallwood Energy prior to 2009, but it did not have control, based on various factors, including:
1)	As of December 31, 2008, the Company owned a 25% interest in the Class A limited partner interest and 13% interest in the Class C limited partner interest, which were the two sources of equity capital for Hallwood Energy.

2)	The Company owned a 50% interest in the 0.1% General Partner for Hallwood Energy, Hallwood Energy Management, LLC.

3)	Other limited partners not affiliated with the Company had significant ownership positions and affiliations with the principal lender, and had the ability to significantly influence operating and financial policies.

4)	Although one officer and one director and officer of the Company served as directors and officers of the general partner of Hallwood Energy, that board of directors also

Securities and Exchange Commission
Division of Corporation Finance
January 20, 2011

included two outside directors unaffiliated with the Company and two directors who were employees of Hallwood Energy.

5)	Pursuant to the terms of the Hallwood Energy Limited Partnership Agreement, the Class A limited partners could remove the general partner with a 50% vote and without significant penalty.

6)	Although there was certain common management of the Company and Hallwood Energy, the Company did not have the unrestricted ability, whether through ownership of voting securities, by contract, or otherwise, to direct or cause the direction of the management and policies of Hallwood Energy.
Based upon the foregoing, it is the Company’s position that although it had a significant influence over Hallwood Energy prior to 2009, it did not have control. During 2009, the Company no longer had significant influence over Hallwood Energy as a result of the filing by Hallwood Energy of a petition for relief under Chapter 11 of the United States Bankruptcy Code on March 1, 2009 and the subsequent confirmation of its plan of reorganization.
Whether or not the Company had control over Hallwood Energy, the Company does not believe that the farmout agreement was material to the Company, requiring it to be filed as an exhibit to the Company’s filings or disclosed on Form 8-K. In letters dated March 26 and March 31, 2009 and telephone conversations with the staff reflected in those letters, the Company discussed with the staff whether it was necessary for the Company to include the financial statements of Hallwood Energy in the Company’s Form 10-K for the year ended December 31, 2008. Based on those discussions, the Company concluded and the staff indicated that they would not object if the Company excluded the financial statements of Hallwood Energy from the Company’s 2008 Form 10-K on the basis that the financial statements of Hallwood Energy are not material to investors. A copy of those letters is included with this letter for your convenience. For many of the same reasons that the Company concluded in those letters that the financial statements of Hallwood Energy were not material to the Company, the Company believes that the farmout agreement entered into by Hallwood Energy was not material to the Company: (i) the Company’s investment in Hallwood Energy at all relevant times was carried at zero; (ii) the Company had no intent or legal obligation to provide future funding to Hallwood Energy, other than the $3.2 million that may be payable under the Equity Support Agreement under certain conditions; (iii) the Company had no obligations under the farmout agreement; and (iv) the Company believes that it fully disclosed all material terms of the farmout agreement in the MD&A and other sections of the Form 10-K.
The Company does not believe that it would be appropriate to treat as a material contract a contract to which the Company is not a party, under which it has no obligations and the party to which is not even material enough that its financial statements are not required to be included in the Company’s filings.
We note that the substance of the farmout agreement was fully and timely disclosed in the Company’s reports filed with the Commission and that the Company filed the Equity Support Agreement as an exhibit to the Company’s Form 10-Q for the period ended June 30, 2008. Therefore, the Company believes any information that could be considered material was appropriately disclosed. In its future filings, the Company will clarify that the farmout agreement

Securities and Exchange Commission
Division of Corporation Finance
January 20, 2011

was terminated no later than the October 2009 confirmation of the plan of reorganization in the Hallwood Energy Chapter 11 proceeding.
Definitive Proxy Statement on Schedule 14A
Potential Payments Upon Termination or Change-in-Control, page 7
7.	Please describe the types of the transactions that constitute a “change of control transaction” under The Hallwood Group Incorporated 2005 Long-Term Incentive Plan For Brookwood Companies Incorporated. See Item 402(q)(2) of Regulation S-K.
The following language will be added to the disclosure in future Proxy Statements concerning the 2005 Long-Term Incentive Plan:
The plan generally defines a change of control transaction as a transaction approved by the Company’s board of directors or by the holders of at least 50% of the voting capital stock of the Company that results in: (i) a change in beneficial ownership of the Company or Brookwood of 50% or more of the combined voting power, (ii) the sale of all or substantially all of the assets of Brookwood, or (iii) any other transaction that, in the Company’s board of directors discretion, has substantially the same effect of item (i) or (ii). Certain transfers, generally among existing stockholders and their related parties, are exempted from the definition.
Certain Relationships and Related Transactions, page 10
8.	Please disclose the amounts paid to Amber Brookman, Jr. and Steve Lerman in each of your past two fiscal years. See Item 404(d)(1) and Instruction 2 to Item 404(d) of Regulation S-K.
Future filings will include the amount paid to related persons for two fiscal years pursuant to Instruction 2 to Item 404(d) of Regulation S-K.
9.	In response 11 in your letter to us dated October 13, 2009, you stated that you would cross reference to the disclosure and amounts reported in the Summary Compensation Table to disclose your reimbursements to HIL, as a related-party transaction. Please provide such cross reference. Additionally, we note that footnote 2 to the Summary Compensation Table does not disclose the amount that you reimbursed HIL during 2008. Please disclose the amounts of reimbursement for each of your past two fiscal years. See Item 404(d)(1), Instruction 2 to Item 404(d) and Item 402(n) of Regulation S-K..
In future filings, language similar to the following, if applicable, will appear in the section entitled “Certain Relationships and Related Transactions”:
Included in the Summary Compensation Table are payments to HIL for consulting fees and reimbursements to HIL of costs for HIL’s office space outside the Company’s Dallas

Securities and Exchange Commission
Division of Corporation Finance
January 20, 2011

office and administrative services, travel and related expenses to and from the Company’s corporate office and Brookwood’s facilities, travel for other business purposes and health insurance premiums, incurred in connection with HIL’s services to the Company pursuant to a financial consulting contract between HIL and the Company”.
Future filings will include the amount reimbursed to HIL for two fiscal years.
Form 10-Q for Fiscal Quarter Ended March 31, 2010
10.	Please comply with comments 3 and 5, as they apply to your Form 10-Q for fiscal quarter ended March 31, 2010.
The Company will comply with comments 3 and 5 as they apply to future filings on Form 10-Q, as indicated in the responses to those comments.
Exhibits 31.1 and 31.2
11.	The certifications required by Exchange Act Rule 13a-14(a) should match the form set forth in Item 601(b)(31)(i) of Regulation S-K. We note, for example, that you refer to your “fourth quarter” instead of your “fourth fiscal quarter” in paragraph 4(d) and you discuss “all significant deficiencies or material weaknesses” instead of “all significant deficiencies and material weaknesses” in paragraph 5(a). Please revise the certifications to match the form set forth in Item 601(b)(31)(i) of Regulation S-K.
The Company will revise its certifications in future filings to match those set forth in Item 601(b)(31)(i) of Regulation S-K. The word “fiscal” will be added in paragraph 4(d) and the word “and” will replace the word “or” in paragraph 5(a).
Form 10-Q for Fiscal Quarter Ended June 30, 2010
12.	Please comply with comments 3, 5 and 11, as they apply to your Form 10-Q for fiscal quarter ended June 30, 2010.
The Company will comply with comments 3, 5 and 11 as they apply to future filings on Form 10-Q, as indicated in the responses to those comments.
Form 10-Q for Fiscal Quarter Ended September 30, 2010
13.	Please comply with comments 3, 5 and 11, as they apply to your Form 10-Q for fiscal quarter ended September 30, 2010.

Securities and Exchange Commission
Division of Corporation Finance
January 20, 2011

The Company will comply with comments 3, 5 and 11 as they apply to future filings on Form 10-Q, as indicated in the responses to those comments.
The Company acknowledges that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure contained in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 523-1282.

Sincerely,

The Hallwood Group Incorporated

By:	/s/ Richard Kelley
Richard Kelley, Vice President

ATTACHMENT A
Future Language for Item 9A(T). Controls and Procedures — Disclosure Controls and Procedures:
Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
An evaluation was performed under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosures controls and procedures were effective.

HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011
March 31, 2009	ALAN KAILER DIRECT DIAL: 214-468-3342 EMAIL: akailer@hunton.com FILE NO:
BY EMAIL
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
dcaoletters@sec.gov
Attn: Mr. Steven Jacobs
Re: The Hallwood Group Incorporated
File Number: 1-8303
Exclusion of Separate Financial Statements of an Equity Method Investee
Dear Mr. Jacobs,
     This is to confirm our telephone conversation on March 31, 2009 concerning our request on behalf of The Hallwood Group Incorporated (the “Company”) that the staff of the U.S. Securities and Exchange Commission (the “staff”) not object to the Company’s exclusion of the separate financial statements of Hallwood Energy L.P. (“Hallwood Energy”), an equity method investment, from the Company’s Form 10-K for the year ended December 31, 2008. We submitted our request by a letter addressed to Mr. Wayne Carnall sent by email on March 26, 2009.
     In our telephone conversation, you indicated that because the Company is a smaller reporting company and there is no equivalent of Rule 3-09 of Regulation S-X in Article 8 of Regulation S-X, equity method investee financial statements should be provided when material to investors, as indicated in the guidance in the Division of Corporation Finance’s Financial Reporting Manual, section 5330.2. You further indicated that, although the determination of materiality must be made by the Company, the staff would not object if the Company excluded the financial statements of Hallwood Energy from the Company’s 2008 Form 10-K on the basis that the financial statements of Hallwood Energy are not material to investors.

Mr. Steven Jacobs
March 31, 2009

     If this summary of our conversation is not correct, please let me know as soon as possible.
     Thank you for your quick response.
Sincerely,
W. Alan Kailer
WAK/ts

HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011
March 26, 2009	ALAN KAILER DIRECT DIAL: 214-468-3342 EMAIL: akailer@hunton.com FILE NO:
BY EMAIL
Mr. Wayne Carnall, Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
dcaoletters@sec.gov
Re: The Hallwood Group Incorporated
File Number: 1-8303
Exclusion of Separate Financial Statements of an Equity Method Investee
Dear Mr. Carnall,
     On behalf of The Hallwood Group Incorporated (the “Company”) we respectfully request that the staff of the U.S. Securities and Exchange Commission (the “staff”) not object to the Company’s exclusion of the separate financial statements of Hallwood Energy L.P. (“Hallwood Energy”), an equity method investment, from the Company’s Form 10-K for the year ended December 31, 2008. The Company is a smaller reporting company, and notes that there is no equivalent of Rule 3-09 of Regulation S-X in Article 8 of Regulation S-X. However, the Company also notes the guidance in the Division of Corporation Finance’s Financial Reporting Manual (“FRM”), section 5330.2 states “...when material to investors, equity method investee financial statements should be provided.” The Company has determined that the financial statements of Hallwood Energy are not material to investors in the Company, for reasons outlined in this letter, and accordingly has prepared this letter to seek that the staff not object to the exclusion of the financial statements of Hallwood Energy from the 2008 Form 10-K.

Mr. Wayne Carnall, Chief Accountant
March 26, 2009

Timing Considerations
     The due date for filing of the Company’s Form 10-K for the year ended December 31, 2008 is March 31, 2009. The Company understands the short timetable associated with this request, but respectfully requests that a response from the staff be provided by March 31, 2009.
Background
     The Company is a holding company with interests in textile products and energy. Based upon the 2008 unaudited amounts, the Company expects to report total revenues of approximately $162.2 million and $15.8 million of operating income (which excludes the equity loss for Hallwood Energy) for the year ended December 31, 2008 and total assets of approximately $69.8 million as of December 31, 2008.
     Hallwood Energy is a privately held independent oil and gas limited partnership and operates as an upstream energy company engaging in the acquisition, development, exploration, production, and sale of hydrocarbons, with a primary focus on natural gas assets. On March 1, 2009, Hallwood Energy filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are pending in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, in In re Hallwood Energy, L.P., et al., Case No. 09-31253.
     Prior to January 1, 2006, the Company had invested $40,959,000 in Hallwood Energy partnership interests. The Company invested $9,428,000 and $11,093,000 in Hallwood Energy partnership interests during the years ended December 31, 2006 and 2007, respectively. At December 31, 2007 and 2008, the Company had invested a total of $61,480,000 in Hallwood Energy partnership interests, which represented approximately 22% of the partnership interests. In late 2007, the Company decided to loan to Hallwood Energy $5,000,000 in the form of convertible notes which were funded in January 2008.
     On June 10, 2008, Hallwood Energy entered into an agreement for the sale to an affiliate of Talisman Energy, Inc., of an undivided interest in up to 33.33% of Hallwood Energy’s interest in substantially all its assets for a series of payments of up to $125,000,000. In connection with the Talisman Energy transaction, the Company entered into an Equity Support Agreement with Hallwood Energy, under which the Company committed to contribute equity or debt capital to Hallwood Energy of up to $12,100,000.

Mr. Wayne Carnall, Chief Accountant
March 26, 2009

     The Company recognizes losses associated with the investment through the equity method of accounting in accordance with APB 18 and EITF Topic D-68, and had reduced the carrying value of its investment in Hallwood Energy to zero at December 31, 2007. At December 31, 2007, the Company was not legally obligated, and did not have the intent, to provide additional funding to Hallwood Energy, beyond the $5,000,000 funded in January 2008, and had not guaranteed obligations of Hallwood Energy. Accordingly, the Company ceased recognizing its share of the equity losses in Hallwood Energy after the investment was reduced to zero, based upon paragraph 19i of APB 18. After the Equity Support Agreement between the Company and Hallwood Energy was entered into in June 2008, and considering APB 18 and EITF 02-18, additional losses of $12.1 million were recorded in 2008 to the extent of the commitment to make further investments by the Company in Hallwood Energy. The carrying value of the Company’s investment was zero as of December 31, 2008. During 2008, the loss that was recognized with respect to Hallwood Energy was driven by additional investments or investment commitments that were made by the Company during 2008.
     As of December 31, 2008 and through today, the Company has neither the intent nor obligation to provide additional funding to Hallwood Energy, exclusive of $3.2 million under the Equity Support Agreement, which has been accrued for at December 31, 2008, but has not yet been remitted to Hallwood Energy.
     The Company included audited financial statements for Hallwood Energy as at December 31, 2007 and 2006 and for the three years ended December 31, 2007 in its 2007 Form 10-K. The report of the independent registered public accounting firm on the Hallwood Energy financial statements included an emphasis paragraph related to a substantial doubt about Hallwood Energy’s ability to continue as a going concern.
     Although certain audit procedures for the 2008 audit of Hallwood Energy have been completed, Hallwood Energy has indicated that it does not currently intend to complete audited financial statements for the year ended December 31, 2008 given that it is in bankruptcy. If such audited financial statements did become available, it is highly unlikely they would be available by April 15, 2009, the date that the extended period of time available to the Company under a Form 12b-25 to file the Form 10-K would expire.
     It is anticipated that the Company will provide summarized financial information such as that described under Rule 8-03(b)(3) of Regulation S-X for Hallwood Energy and supplemental oil and gas information pertaining to this investment as required by SFAS No. 69 in its 2008 Form 10-K. The information that will be provided pursuant to Rule 8-03(b)(3) of

Mr. Wayne Carnall, Chief Accountant
March 26, 2009

Regulation S-X has been included as Exhibit I to this letter, although the 2008 amounts have not been included as the information is not currently available in its final form.
Assessment of the requirements for smaller reporting companies to provide separate financial statements of Equity Method Investees
     As noted previously, there is no requirement in Article 8 of Regulation S-X, which the Company follows as a smaller reporting company, that is similar to the requirement set forth in Rule 3-09 of Regulation S-X with respect to separate financial statements for significant equity investees. However, the Company also acknowledges the guidance in the FRM, section 5330 Significant Equity Investees, which discusses providing the financial statements if they are considered material to investors.
     We do not believe that separate financial statements for Hallwood Energy are material to investors. This belief is due to the following factors:
•	The Company’s investment in Hallwood Energy was zero as of December 31, 2008 and 2007,

•	The loss that was recognized with respect to Hallwood Energy was driven by additional investments that were made by the Company during 2008,

•	Excluding the $3.2 million that may be payable under certain conditions, (which has been accrued at December 31, 2008) under the previously executed Equity Support Agreement, no additional investment is expected to be made by the Company subsequent to December 31, 2008, as the Company has no intent or legal obligation to provide future funding,

•	While the Company continues to evaluate the appropriate future accounting for its investment in Hallwood Energy, there are considerations that due to the bankruptcy filing, the Company may have lost significant influence in early 2009, and

•	The separate financial statements of Hallwood Energy would not depict or provide any additional material or relevant information with respect to the entity that is now in bankruptcy than would be conveyed through disclosure in the Company’s Form 10-K with respect to its investment in Hallwood Energy,

Mr. Wayne Carnall, Chief Accountant
March 26, 2009

including the summarized financial information set forth in Exhibit I which would comply with Rule 8-03(b)(3) of Regulation S-X.

•	The Company will provide appropriate disclosure in MD&A and other sections of the Form 10-K about its investment in Hallwood Energy.
Conclusion
     Based on the above fact pattern, the Company respectfully requests that the staff not object to its exclusion of the financial statements of Hallwood Energy from its 2008 Form 10 K. The separate financial statements of Hallwood Energy are not required to be provided under Article 8 of Regulation S-X, and the Company has concluded that these financial statements are not material to investors in the Company.
     The Company’s Audit Committee is aware of this request and supports its submission to the SEC.
     The Company has discussed this issue with its independent registered public accounting firm, Deloitte & Touche LLP, who has reviewed the contents of this letter.
     If you have any questions, or would like to discuss the contents of this letter, please call the undersigned at (214) 468-3342.
Sincerely,
W. Alan Kailer
WAK/ts

Exhibit 1
The following table sets forth summarized financial data of Hallwood Energy as of December 31, 2008 and 2007 and for the three years ended December 31, 2008 (in thousands):

	2008	2007	2006
Balance Sheet Data
Cash and cash equivalents		$2,372
Oil and gas properties, net		107,248
Total assets		115,678
Notes payable (including make-whole fee)		101,990
Total liabilities		146,516
Partners’ capital (deficiency)		(30,838)

Statement of Operations Data
Revenues		$4,761	$774

Expenses (including impairments of oil and gas properties of $ , $223,002 and $28,408 in 2008, 2007 and 2006, respectively)		251,031	36,626

Operating loss		(246,270)	(35,852)

Other income and expense		(29,870)	(5,539)

Loss before income taxes		(276,140)	(41,391)
Income tax expense		273	—

Net Loss		$(276,413)	$(41,391)

Mr. Wayne Carnall, Chief Accountant
March 26, 2009

As required by FAS 69, the Company’s share of certain items related to Hallwood Energy’s oil and gas producing activities is provided below (in thousands):

		As of or for the
	Years Ended December 31,
	2008	2007	2006

Capitalized costs		$23,718	$45,219

Costs incurred in connection with acquisition, exploration and development		$39,467	$46,739

Proved oil and gas reserve quantities Natural gas (in mcf)		1,408	—

Standardized measure of discounted future net cash flows		$3,890	—

Results of operations
Natural gas revenues		$1,012	$197
Oil revenues		28	—
Gathering revenues		103	—
Natural gas production expense		(104)	(127)
Depletion expense		(3,418)	(79)

Results from producing activities		$(2,379)	$(9)